Exhibit (d)(129)

NORTHERN FUNDS – MULTI-MANAGER FUNDS

EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the 30th day of June, 2014 by and between NORTHERN FUNDS (the “Trust”), a Delaware business trust and a registered investment company under the Investment Company Act of 1940, as amended, and NORTHERN TRUST INVESTMENTS, INC. (“NTI”).

WHEREAS, NTI serves as investment adviser to the funds listed on Exhibit A hereto (each a “Multi-Manager Fund” and collectively, the “Multi-Manager Funds”) pursuant to a Management Agreement (the “Management Agreement”) between the Trust and NTI dated June 30, 2014.

WHEREAS, the parties to this Agreement wish to provide for an undertaking by NTI to reimburse certain, but not all, of the expenses for each of the Multi-Manager Funds set forth on Exhibit A.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1. NTI shall, from the date of this Agreement, reimburse a portion of the operating expenses of each Multi-Manager Fund set forth on Exhibit A so that after such reimbursement the total annual fund operating expenses of the Multi-Manager Fund expressed as a percentage of average daily net assets shall not exceed the amount set forth on Exhibit A (“Expense Limit”), subject to certain excepted expenses (“Excepted Expenses”) as agreed to by the parties in writing from time to time. NTI shall first reimburse management fees payable by a Multi-Manager Fund, and then reimburse other operating expenses of such Multi-Manager Fund to the extent the amount of difference between the Multi-Manager Fund’s operating expenses and the Expense Limit exceeds the management fees payable by the Multi-Manager Fund.

2. The termination date of this Agreement is July 31, 2015 (the “Initial Term”). This Agreement shall continue automatically for periods of one year (each such one year period, a “Renewal Year”). This Agreement may be terminated, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year. Notwithstanding the foregoing, this Agreement may be terminated by the Multi-Manager Funds’ Board of Trustees, with respect to any Multi-Manager Fund, at any time if it determines that such termination is in the best interest of the Multi-Manager Fund and its shareholders.

3. NTI acknowledges and agrees that it shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future.

4. This Agreement shall be governed by and construed under the laws of the State of Illinois, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

NORTHERN FUNDS

By:	/s/ Lloyd A. Wennlund

Name:	Lloyd A. Wennlund
Title:	President

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Randal Rein

Name:	Randal Rein
Title:	Senior Vice President

Exhibit A

Northern Multi-Manager Funds

	Name of Fund	Total Annual Fund Operating Expenses After Expense Reimbursement (expressed as a percentage of each Multi- Manager Fund’s average daily net assets)
1.	Multi-Manager Emerging Markets Equity Fund	1.35%
2.	Multi-Manager Global Real Estate Fund	1.10%
3.	Multi-Manager High Yield Opportunity Fund	0.90%
4.	Multi-Manager International Equity Fund	1.20%
5.	Multi-Manager Large Cap Fund	0.90%
6.	Multi-Manager Mid Cap Fund	1.00%
7.	Multi-Manager Small Cap Fund	1.10%
8.	Multi-Manager Global Listed Infrastructure Fund	1.00%
9.	Multi-Manager Emerging Markets Debt Opportunity Fund	0.93%